Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
SIGNIFICANT EVENTS	5
MINING OPERATIONS	6
SUMMARY OF SELECTED QUARTERLY INFORMATION	16
RESULTS OF OPERATIONS	18
OUTLOOK	23
LIQUIDITY AND CAPITAL RESOURCES	24
TRANSACTIONS WITH RELATED PARTIES	26
CRITICAL ACCOUNTING ESTIMATES	26
CHANGES IN ACCOUNTING POLICIES	27
FINANCIAL INSTRUMENTS	27
SECURITIES OUTSTANDING	27
NON-IFRS MEASURES	27
INTERNAL CONTROLS OVER FINANCIAL REPORTING	35
DISCLOSURE CONTROLS AND PROCEDURES	35
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	35
CAUTIONARY NOTE TO U.S. INVESTORS	38

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page2

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and six-month periods ended June 30, 2017 and the notes related thereto, which are prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as well as the annual audited consolidated financial statements for the year ended December 31, 2016, which are in accordance with IFRS, the related annual MD&A, and the annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at August 1, 2017, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

Any references to “cash cost” in this MD&A should be understood to mean cash cost per payable silver ounce, net of by-product revenue (“cash cost”). This MD&A also makes reference to cash cost per silver equivalent ounce (“cash cost per Ag eq oz”), EBITDA, adjusted EBITDA, mine operating earnings before non-cash items, all-in sustaining cost per payable silver ounce (“AISC”) and all-in sustaining cost per silver equivalent ounce (“AISC per Ag eq oz”). These are all considered non-IFRS measures. Please refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

Some tables contained in this MD&A may not sum exactly, due to rounding.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and precious metals producer and exploration company listed on the Toronto Stock Exchange (the “TSX”) trading under the symbol GPR, and on the NYSE MKT LLC (the “NYSE MKT”) trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (or “Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (or “San Ignacio”), and the Cata processing plant. The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces concentrates containing silver, gold, lead and zinc and earns revenue from custom milling of third-party ore at its processing facility.

On June 30, 2017, Great Panther completed the acquisition of the Coricancha Mine Complex (the “CMC”) in Peru. The CMC is a gold-silver-copper-lead-zinc mine located in the central Andes of Peru, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. The CMC has a permitted and operational 600 tonnes per day processing facility along with supporting mining infrastructure. The Company plans to carry out further evaluations of the mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling, environmental studies, and the initiation of a preliminary feasibility study ("PFS"). Additional detail on the acquisition of the CMC is provided in the Company’s material change report filed on SEDAR on July 10, 2017.

The Company’s exploration properties also include the El Horcón, Santa Rosa and Plomo projects in Mexico; and the Argosy project in Canada. The El Horcón project is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located approximately 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in Northwestern Ontario, Canada.

The Company continues to evaluate additional mining opportunities in the Americas.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page3

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q2 2017	Q2 2016	Change	Six months ended June 30, 2017	Six months ended June 30, 2016	Change
OPERATING
Tonnes milled (excluding custom milling)	98,576	99,905	-1%	181,232	188,588	-4%
Ag eq oz produced[1]	1,102,290	1,037,728	6%	1,832,476	2,047,556	-11%
Silver production - ounces	569,229	536,726	6%	935,664	1,076,198	-13%
Gold production - ounces	5,543	6,010	-8%	10,721	11,609	-8%
Payable silver ounces	524,411	601,449	-13%	869,406	1,079,547	-19%
Ag eq oz sold	992,057	1,148,467	-14%	1,673,041	1,994,779	-16%
Cost per tonne milled[2]	$103	$86	20%	$96	$90	7%
Cash cost[2]	$5.67	$1.72	230%	$4.83	$2.81	72%
Cash cost per Ag eq oz2	$11.47	$9.67	19%	$11.28	$10.02	13%
AISC[2]	$14.93	$7.19	108%	$16.76	$8.10	107%
AISC per Ag eq oz2	$16.37	$12.54	31%	$17.48	$12.88	36%

(in 000’s, unless otherwise noted)	Q2 2017	Q2 2016	Change	Six months ended June 30, 2017	Six months ended June 30, 2016	Change
FINANCIAL RESULTS
Revenue	$15,731	$19,596	-20%	$28,102	$33,735	-17%
Mine operating earnings before non-cash items[2]	$5,418	$10,087	-46%	$10,864	$16,022	-32%
Mine operating earnings	$4,465	$8,831	-49%	$9,127	$13,541	-33%
Net income (loss)	$833	$(1,332)	163%	$3,873	$(4,750)	182%
Adjusted EBITDA[2]	$1,489	$7,545	-80%	$3,623	$10,405	-65%
Operating cash flows before changes in non-cash net working capital	$2,432	$7,548	-68%	$3,327	$10,613	-69%
Cash and short-term deposits at end of period	$57,071	$22,093	158%	$57,071	$22,093	158%
Net working capital at end of period	$62,954	$37,865	66%	$62,954	$37,865	66%
Average realized silver price per oz3	$16.01	$17.82	-10%	$17.32	$17.10	1%
Average realized gold price per oz3	$1,254	$1,298	-3%	$1,274	$1,321	-4%
Earnings (loss) per share - basic and diluted	$0.00	$(0.01)	100%	$0.02	$(0.04)	150%

[1]	Silver equivalent ounces are referred to throughout this document. For 2017, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2016, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver and gold prices are prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page4

Highlights of the second quarter 2017 compared to second quarter 2016, unless otherwise noted:

•	Metal production increased 6% to a record 1,102,290 Ag eq oz;
•	Silver production increased 6% to 569,229 silver ounces;
•	Gold production decreased 8% to 5,543 gold ounces;
•	Cash cost increased to $5.67 from $1.72;
•	Cash cost per Ag eq oz increased 19% to $11.47;
•	AISC increased 108% to $14.93;
•	Revenues decreased 20% to $15.7 million;
•	Mine operating earnings before non-cash items were $5.4 million, a decrease of 46%;
•	Adjusted EBITDA was $1.5 million compared to $7.5 million;
•	Net income totaled $0.8 million, compared to a net loss of $1.3 million;
•	Cash flow from operating activities, before changes in non-cash net working capital was $2.4 million, compared to $7.5 million;
•	Cash and short-term deposits increased to $57.1 million at June 30, 2017 from $56.7 million at December 31, 2016; and
•	Net working capital decreased to $63.0 million at June 30, 2017 from $66.6 million at December 31, 2016.

Highlights compared to first quarter 2017, unless otherwise noted:

•	Metal production increased 51% to a record 1,102,290 Ag eq oz;
•	Silver production increased 55% to 569,229 silver ounces;
•	Gold production increased 7% to 5,543 ounces;
•	Cash cost increased 60% to $5.67;
•	Cash cost per Ag eq oz increased 4% to $11.47;
•	AISC decreased 24% to $14.93;
•	Revenues increased 27% to $15.7 million;
•	Mine operating earnings before non-cash items remained relatively unchanged at $5.4 million;
•	Net income totaled $0.8 million, compared to a net income of $3.0 million;
•	Adjusted EBITDA was $1.5 million compared to $2.1 million; and,
•	Cash flow from operating activities before changes in non-cash net working capital was $2.4 million, compared to $0.9 million.

SIGNIFICANT EVENTS

On April 5, 2017, the Company announced that Mr. Robert Archer, President and CEO, will be stepping down during 2017 and that the Board of Directors (the “Board”) had formed a CEO Succession and Transition Committee (the “Special Committee”) and had retained a globally-recognized recruitment firm to find a successor who will maximize the Company’s growth opportunities over the next five to seven years. It was noted that Mr. Archer would remain in his current executive role until a suitable successor was appointed and thereafter continue to serve as an ongoing member of the Board.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page5

On April 13, 2017, the Company announced the appointment of Ms. Elise Rees, FCPA, FCA, ICD.D to the Company’s Board. Ms. Rees has 35 years’ experience in professional accountancy, acquisitions, mergers and corporate restructurings.

On June 1, 2017, the Company announced that it had successfully completed the commissioning phase of the refurbished processing plant at Topia and that the plant was operating at planned capacity. Milling operations had previously been suspended from early December 2016 until early April 2017 to facilitate the construction of a tailings filtration plant, the execution of plant upgrades and the transition to a new tailings handling facility (the “Topia Project”). The Company is utilizing its existing Phase I tailings storage facility (“TSF”) while it continues its efforts to obtain a permit for the Phase II TSF from SEMARNAT (the Mexican environmental permitting agency).

On June 19, 2017, the Company announced that surface drilling at San Ignacio had confirmed the continuation of strong gold-silver mineralization along strike of the current mine workings.

On July 3, 2017, the Company announced the closing, effective June 30, 2017, of the previously announced acquisition of the CMC from subsidiaries of Nyrstar N.V. (“Nyrstar”).

On July 27, 2017, the Company announced that it had resubmitted the permit application for the Phase II TSF at Topia and that it expected a response within 60 business days of filing. The Company also noted that, to the best of its knowledge, it had fulfilled the outstanding condition required by SEMARNAT in connection with the permit and that it believed that it would be able to obtain this permit without interruption of operations, but advised that the deposition of dry tailings on the Phase I TSF cannot continue indefinitely and the Company cannot assure avoidance of a disruption.

The Company announced on August 1, 2018 the appointment of Mr. Jim Bannantine as President and CEO effective August 16, 2017, replacing Mr. Archer. Mr. Archer will remain on the Board of Directors and will work with Mr. Bannantine through a transition period.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page6

MINING OPERATIONS

Consolidated operations

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Tonnes mined[1]	92,578	92,058	98,867	94,310	100,219	84,725	94,804	96,770
Tonnes milled	98,576	82,656	92,869	95,282	99,905	88,683	94,874	93,730
Custom milling (tonnes)	—	—	1,202	1,197	1,199	1,527	1,583	1,346
Total tonnes milled	98,576	82,656	94,071	96,479	101,104	90,210	96,457	95,076
Production
Silver (ounces)	569,229	366,435	460,571	510,491	536,726	539,472	553,189	586,918
Gold (ounces)	5,543	5,178	5,206	5,423	6,010	5,599	5,637	6,079
Lead (tonnes)	405	3	213	248	290	282	278	341
Zinc (tonnes)	638	6	315	324	433	424	425	493
Ag eq oz	1,102,290	730,186	883,772	953,632	1,037,728	1,009,828	1,002,584	1,080,296
Sales
Payable silver ounces	524,411	344,995	488,428	442,277	601,449	478,098	502,170	545,787
Ag eq oz sold	992,057	680,984	883,348	864,605	1,148,467	846,313	921,710	931,198
Cost Metrics
Cost per tonne milled[2]	$103	$88	$86	$86	$86	$95	$97	$96
Cash cost[2]	$5.67	$3.54	$5.83	$3.30	$1.72	$4.20	$8.14	$6.50
Cash cost per Ag eq oz2	$11.47	$10.99	$10.48	$10.99	$9.67	$10.49	$11.32	$10.47
AISC[2]	$14.93	$19.55	$16.44	$11.97	$7.19	$9.25	$15.10	$13.08
AISC per Ag eq oz2	$16.37	$19.10	$16.35	$15.43	$12.54	$13.35	$15.07	$14.32

[1]	Excludes purchased ore.
[2]	Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page7

During the second quarter of 2017, ore processed decreased 1% to 98,576 tonnes, compared to the second quarter of 2016. Compared to the prior quarter, ore processed increased by 19% due mainly to the recommencement of milling operations at Topia after a suspension from early December 2016 to early April 2017 in connection with the Topia Project.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page8

Metal production increased 6% compared to the second quarter of 2016 as a significant increase in metal production at Topia offset the decline in metal production at the GMC. These same factors contributed to the 51% increase in metal production in the second quarter of 2017, compared to the first quarter 2017.

Cash cost was $5.67 for the second quarter of 2017, up from $1.72 during the second quarter of 2016. A factor in this increase was the higher than usual share of production and sales from the generally higher-cost Topia Mine. Lower silver grades at the GMC also contributed to an increase in Mexican peso (“MXN”) unit production costs as these resulted in lower payable silver volumes and thereby increased fixed production cost on a per-unit basis. In addition, lower gold by-product credits due to lower average realized gold prices and a decrease in gold production from the GMC were significant factors. These negative factors were partly offset by lower smelting and refining charges.

Cash cost during the second quarter of 2017 increased by $2.13 from the first quarter of 2017, primarily due to higher MXN unit production costs as milling operations resumed at the higher-cost Topia Mine. In addition, the strengthening of the MXN relative to the USD over the first quarter of 2017 increased cash operating costs in USD terms. These factors were partly offset by the higher by-product credits due to an increase in gold, zinc and lead production from the Topia Mine.

Cash cost per Ag eq oz was $11.47 for the second quarter of 2017, a 19% increase over the second quarter of 2016. The increase in cash cost per Ag eq oz was predominantly the result of 14% lower sales volumes which had the effect of increasing fixed production cost on a per-unit basis. In addition, MXN unit production costs were higher, in part due to a higher proportion of production sourced from the higher-cost Topia Mine, while lower grades at the GMC also caused the overall unit production costs to increase. These factors were somewhat offset by lower smelting and refining charges, as well as the impact of favourable exchange rates as the USD strengthened relative to the MXN, which had the impact of decreasing cash operating costs in USD terms.

Cash cost per Ag eq oz increased 4% compared to the first quarter of 2017 due to higher MXN unit production costs associated with a higher proportion of production sourced from Topia, and the strengthening of the MXN compared to the USD. These factors were partly offset by the 46% higher sales volumes, which had the effect of reducing fixed production costs on a per-unit basis.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page9

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost and cash cost per Ag eq oz reported for the same period due to differences between production and sales volumes. Furthermore, the determination of cash cost per Ag eq oz differs from the determination of cash cost. Refer to Non-IFRS Measures for a detailed reconciliation of cash cost and of cash cost per Ag eq oz.

AISC for the second quarter of 2017 was $14.93, an increase of $7.74 compared to the second quarter of 2016. This was primarily due to the increase in cash cost described above, as well as an increase in sustaining exploration, evaluation and development (“EE&D”) and general and administrative (“G&A”) expenses. In addition, the lower payable silver ounces had the impact of increasing sustaining capital expenditures on a per-unit basis. These factors were partly offset by the impact of lower capital expenditure.

Compared to the first quarter of 2017, AISC decreased 24% to $14.93 primarily due to higher payable silver ounces as milling operations resumed at Topia. This had the impact of decreasing G&A, sustaining EE&D and sustaining capital expenditures on a per-unit basis. In addition, sustaining capital expenditures were considerably lower during the second quarter of 2017, following the completion of the Topia Project in early April 2017. These were partly offset by the increase in cash cost, as well as higher sustaining EE&D and G&A expenses.

AISC per Ag eq oz for the second quarter of 2017 was $16.37, a 31% increase compared to the second quarter of 2016. This was mainly attributable to the 19% increase in cash cost per Ag eq oz described above, as well as an increase in sustaining EE&D and G&A expenses. In addition, the 14% lower sales volumes had the impact of increasing sustaining capital expenditures on a per payable silver ounce basis. These factors were partly offset by the impact of lower capital expenditure.

Compared to the first quarter of 2017, AISC per Ag eq oz decreased from $19.10 to $16.37, due to the 46% higher sales volumes and the decrease in the Company’s sustaining capital expenditures. These were partly offset by the 4% increase in cash cost per Ag eq oz, as well as the increase in sustaining EE&D and G&A expenses.

The Company is maintaining its current cash-cost and AISC guidance for the year. Refer to the Outlook section for more information.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page10

Guanajuato Mine Complex

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Tonnes milled	80,535	82,456	81,518	81,602	84,134	73,649	79,651	77,136
Production
Silver (ounces)	348,130	364,995	347,415	383,598	366,943	375,273	394,655	413,084
Gold (ounces)	5,247	5,177	5,071	5,306	5,817	5,433	5,496	5,908
Ag eq oz	715,423	727,372	702,351	755,008	774,160	755,555	751,927	797,119
Sales
Payable silver ounces	349,836	344,128	359,947	335,817	450,167	331,764	349,661	387,860
Ag eq oz sold	710,795	680,560	684,864	708,366	927,800	633,537	695,071	689,926
Average ore grades
Silver (g/t)	150	155	149	164	159	179	175	188
Gold (g/t)	2.32	2.30	2.25	2.36	2.52	2.58	2.39	2.64
Metal recoveries
Silver	89.5%	88.8%	88.7%	88.9%	85.3%	88.5%	87.9%	88.5%
Gold	87.2%	85.0%	85.9%	85.8%	85.2%	89.0%	89.7%	90.2%
Cost metrics
Cost per tonne milled[1]	$91	$83	$77	$76	$76	$83	$89	$86
Cash cost[1]	$5.44	$2.48	$4.27	$0.15	$(1.19)	$0.61	$6.54	$4.47
Cash cost per Ag eq oz1	$11.78	$10.41	$9.51	$10.05	$8.97	$9.56	$10.86	$9.71
AISC[1]	$10.89	$7.59	$10.88	$5.58	$2.22	$2.72	$10.53	$9.87
AISC per Ag eq oz1	$14.46	$13.00	$12.98	$12.62	$10.62	$10.66	$12.81	$12.74

The GMC processed 80,535 tonnes, 4% less than in the second quarter of 2016. San Ignacio accounted for 55% of the total ore processed at the GMC in the second quarter of 2017, compared to 62% in the second quarter of 2016. The decrease in San Ignacio tonnes partially accounted for the lower average gold grades as San Ignacio has a higher gold-to-silver ratio. The increase in the proportion of ore from the Guanajuato mines partially compensated for the decrease from San Ignacio and resulted in the higher metallurgical recoveries.

[1]	Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page11

Metal production (in Ag eq oz terms) at the GMC decreased 8% compared to the second quarter of 2016. The decrease reflects the impact of lower throughput, combined with lower average ore grades, mainly reflecting variability in the mineral resource.

Metal production from the GMC in the second quarter of 2017 decreased 2% compared to the metal production achieved during the first quarter of 2017, primarily due to the lower throughput and lower average silver grades.

Cash cost for the GMC was $5.44 in the second quarter of 2017, compared to negative $1.19 during the second quarter of 2016. The increase was mainly a result of the decrease in gold by-product credits due to the decrease in gold production and sales, as well as lower average realized gold prices. These negative factors were partly offset by the lower smelting and refining charges.

Cash cost increased by $2.96 from the first quarter of 2017, due to the strengthening of the MXN compared to the USD which had the impact of increasing cash operating costs in USD terms. In addition, MXN unit production costs were higher than the first quarter of 2017, reflecting the impact of lower silver grades. These factors were partly offset by the higher gold by-product credits due to increase in gold production.

Cash cost per Ag eq oz increased 31% relative to the second quarter of 2016. The primary factor was the 23% decrease in sales volumes, which was predominantly related to the timing of shipments. During the second quarter of 2016, the GMC delivered two incremental shipments whereas the second quarter of 2017 only comprised regular monthly shipments. The lower sales volumes had the impact of increasing fixed production cost on a per-unit basis. In addition, MXN unit production costs increased relative to the second quarter of 2016 due to lower ore grades. These factors were partly offset by lower smelting and refining charges.

AISC for the second quarter of 2017 increased by $8.67 to $10.89 from the second quarter of 2016. The increase was primarily due to the impact of higher cash cost as described above and higher sustaining EE&D expenses. In addition, sales volumes in the second quarter of 2017 were lower relative to the second quarter of 2016, which had the effect of increasing sustaining G&A, sustaining EE&D and sustaining capital expenditures on a per-unit basis.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page12

AISC increased 43% compared to the first quarter of 2017 primarily due to the increase in cash cost and sustaining EE&D expenses, the latter which is predominantly related to drilling at San Ignacio. These factors were partially offset by the decrease in sustaining capital expenditures.

Similarly, the increase in cash cost per Ag eq oz and higher sustaining EE&D expenses were the primary factors resulting in the 36% increase in AISC per Ag eq oz for the second quarter of 2017, compared to the second quarter of 2016. In addition, the sales volumes decreased by 23% which had the impact of increasing sustaining costs on a per-unit basis.

The second quarter 2017 AISC per Ag eq oz of $14.46 increased 11% compared to the first quarter 2017 primarily due to the increase in cash cost per Ag eq oz and higher sustaining EE&D expenses. These factors were partly offset by a 4% increase in sales volumes.

GMC Development

A total of 2,812 metres of development were completed at the GMC during the second quarter of 2017, compared to 2,736 metres of development in the second quarter of 2016. The majority of mine development during the quarter was focused on the San Ignacio Mine.

The Company’s second quarter 2017 drill program at the GMC included 4,978 metres of underground drilling focused on Guanajuatito and Valenciana, with the objective of improving the resource definition in these areas. In addition, surface and underground drilling undertaken at San Ignacio comprised of 4,733 metres and 987 metres, respectively. Following the encouraging indications from the drilling program at San Ignacio, exploration development and drilling along strike of the current workings were fast-tracked with the objective of better defining the newly-identified mineralization.

In a February 2016 meeting, CONAGUA required that the Company make formal applications for permits associated with the occupation and construction of the TSF at the GMC. Following the meeting, the Company filed its applications and CONAGUA carried out an inspection of the TSF and requested further technical information which the Company has submitted. CONAGUA’s review is ongoing and may extend into 2018. The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all the above noted permits as required, with no suspension of the GMC operations. While the Company is confident that it will obtain the tailings permits, there is no guarantee that it will complete the review process with CONAGUA without any actions that may suspend its operations. The Company cannot assure that the tailings permits will be obtained or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, would adversely affect the Company’s ability to (i) continue operating the tailings facility at the GMC, which could result in a halt of mining operations at the GMC, or (ii) to expand the tailings facility, each of which could adversely affect the Company’s results of operations.

Since the February 2016 meeting with CONAGUA, the Company has also discovered through its own undertaking that some additional CONAGUA permits may be needed in connection with water discharge and use at the GMC TSF and at San Ignacio. The Company is assessing whether it requires an additional water use permit. The Company believes that it will be able to mitigate the need for any necessary water discharge and use permits without any impact to its operations, but cannot guarantee that there is no risk in this regard.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page13

Topia Mine

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Tonnes milled	18,041	200	11,351	13,680	15,771	15,034	15,223	16,594
Custom milling (tonnes)	—	—	1,202	1,197	1,199	1,527	1,583	1,346
Total tonnes milled	18,041	200	12,553	14,877	16,970	16,561	16,806	17,940
Production
Silver (ounces)	221,099	1,440	113,156	126,892	169,783	164,199	158,534	173,834
Gold (ounces)	296	1	136	117	192	167	140	170
Lead (tonnes)	405	3	213	248	290	282	278	341
Zinc (tonnes)	638	6	315	324	433	424	425	493
Ag eq oz	386,867	2,814	181,421	198,624	263,568	254,273	250,657	283,177
Sales
Payable silver ounces	174,575	867	128,481	106,460	151,282	146,334	152,509	157,927
Ag eq oz sold	281,263	424	198,484	156,239	220,667	212,776	226,639	241,271
Average ore grade
Silver (g/t)	414	255	349	322	367	373	357	359
Gold (g/t)	0.74	0.28	0.63	0.49	0.59	0.55	0.48	0.54
Lead (%)	2.45	1.60	2.03	1.92	1.93	1.97	1.94	2.16
Zinc (%)	3.73	3.40	2.97	2.46	2.87	2.96	2.92	3.13
Metal recoveries
Silver	92.0%	87.6%	88.8%	89.7%	91.3%	91.0%	90.7%	90.8%
Gold	68.6%	65.7%	59.4%	54.3%	64.0%	62.9%	60.4%	59.6%
Lead	91.8%	88.7%	92.5%	94.6%	95.2%	95.0%	94.4%	94.9%
Zinc	94.9%	92.7%	93.4%	96.0%	95.7%	95.1%	95.6%	94.9%
Cost metrics[1]
Cost per tonne milled[2]	$157	nm1	$146	$144	$136	$148	$135	$140
Cash cost[2]	$6.15	nm1	$10.19	$13.25	$10.35	$12.32	$11.82	$11.50
Cash cost per Ag eq oz2	$10.70	nm1	$13.83	$15.27	$12.59	$13.27	$12.73	$12.62
AISC[2]	$10.78	nm1	$18.56	$19.52	$11.49	$13.34	$12.67	$12.25
AISC per Ag eq oz2	$13.58	nm1	$19.25	$19.54	$13.38	$13.97	$13.31	$13.12

Milling operations at Topia achieved design capacity in the second quarter of 2017, following the commissioning of the new tailings handling facility and the upgraded processing plant.  The operation is now producing exclusively dry tailings through the new filtration plant.  All tailings are being deposited on the Phase I TSF while the Company continues its efforts to obtain the Phase II permit from SEMARNAT.

As milling operations at Topia were suspended for the duration of the first quarter of 2017, non-IFRS cost metrics for the period, such as cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz are considered not meaningful and, therefore, no comparisons have been drawn between the second and first quarters of 2017 as far as these metrics are concerned.

Mill throughput for Topia (excluding tonnes milled for third parties) increased by 14% compared to the second quarter of 2016. The increase in throughput reflects that the Company maximized the plant capacity by processing a controlled blend of run-of-mine production and ore that was stockpiled during the scheduled plant shutdown.

[1]	Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental and related to the testing of plant upgrades. As a result, the Company considers its usual non-IFRS disclosures for the Topia Mine, such as cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, to be not meaningful (“nm”).
[2]	Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page14

Topia achieved a record metal production of 386,867 Ag eq oz, an increase of 47% compared to the second quarter of 2016. The increase in metal production in the second quarter of 2017 was primarily due to higher mill throughput as discussed above and the improvement of average ore grades of feed material as well as the improvement in silver and gold recoveries. The improved recoveries in silver and gold were attributed to improved control over the mill feed and head grade, coupled with the recent plant upgrades. The improvement in ore grades was due to a greater focus on selective mining, dilution control and ore sorting.

Cash cost decreased 41% to $6.15 compared to the second quarter of 2016. The decrease was primarily the result of higher by-product credits, due to higher volumes of gold, lead and zinc produced and sold, augmented by higher realized lead and zinc prices. Payable silver volumes were also higher than during the comparative period, which had the impact of reducing fixed production cost on a per-unit basis. The higher sales volumes were derived from the higher metal grades and increased throughput during the quarter. In addition, smelting and refining charges were lower than during the second quarter of 2016, while the strengthening of the USD against the MXN had the effect of reducing costs in USD terms. These factors were partly offset by higher MXN unit production costs, partly due to the newly introduced filter press operations at Topia.

Cash cost per Ag eq oz decreased by 15% to $10.70, primarily due to 27% higher sales volumes derived from improved metal grades and higher throughput, which had the effect of decreasing fixed production cost on a per-unit basis. This was partly offset by an increase in MXN unit production costs.

AISC decreased 6% compared to the second quarter of 2016 primarily due to the decrease in cash cost. This was partly offset by the higher sustaining EE&D and capital expenditures.

The second quarter 2017 AISC per Ag eq oz of $13.58 remained relatively unchanged compared to the second quarter 2016 ($13.38).

Topia Development

For the quarter ended June 30, 2017, underground development totaled 1,089 metres, compared to 1,840 metres in the second quarter of 2016 and 1,272 metres in the first quarter of 2017. The majority of the development was carried out at the Argentina, 15-22, Durangueno and Recompensa mines.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page15

Surface drilling at Topia totaled 1,146 metres drilled during the second quarter, testing the strike extension of the more productive veins.

As previously noted, after the completion of the Topia Project, commissioning of the plant continued until early June 2017 when the plant achieved planned capacity.

The Company recently completed an outstanding condition required by SEMARNAT for the Change in Use of Soils permit required for the Topia Phase II TSF and announced that it had resubmitted its application for this permit. The Company believes, to the best of its knowledge, that it has fulfilled the outstanding condition and expects that a response will be received within 60 business days of filing. All tailings are currently being deposited at the Phase I TSF while the Company continues its efforts to obtain the Phase II permit from SEMARNAT. The Company believes that it will be able to obtain a permit for the Phase II TSF without interruption of operations at Topia. However, the deposition of dry tailings on the Phase I TSF cannot continue indefinitely and the Company cannot provide complete assurance that a disruption can be avoided.

There is a risk that production and cost guidance may be affected if the Company is unable to obtain a permit for the Topia Phase II TSF on a timely basis or at all. In the event there is a significant change to the Company's production guidance expectations, the Company will provide a timely update to the market.

Reviews by the regulatory authorities dating back to 2015, coupled with the permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by PROFEPA (the Mexican environmental compliance authority) of all the Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther’s ownership. Devised as a cooperative management strategy, the Topia Mine has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit commenced during the second quarter of 2017 and work on any mitigation measures that may arise from the audit may extend beyond 2017. The Company anticipates that it will be able to address any potential gaps in existing compliance through a mitigation plan; however, the Company cannot provide complete assurance that the PROFEPA review will not lead to a future suspension of operations. If the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page16

SUMMARY OF SELECTED QUARTERLY INFORMATION

The table below sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for mine operating earnings before non-cash items and adjusted EBITDA, which are non-IFRS measures. The following paragraphs describe the trends in results over the quarters presented and the factors that have contributed to these trends.

(000s, unless otherwise noted)	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Revenue	$15,731	$12,371	$12,515	$15,631	$19,596	$14,139	$13,142	$12,863
Production costs	10,313	6,926	8,039	8,400	9,509	8,204	9,382	8,447
Mine operating earnings before non-cash items[1]	5,418	5,445	4,476	7,231	10,087	5,935	3,760	4,416
Amortization and share-based compensation	953	783	2,065	1,159	1,256	1,225	1,289	4,200
Mine operating earnings	4,465	4,662	2,411	6,072	8,831	4,710	2,471	216
Net income (loss) for the period	833	3,040	(1,498)	2,130	(1,332)	(3,418)	(3,725)	(2,565)
Basic and diluted earnings (loss) per share	0.00	0.02	(0.01)	0.01	(0.01)	(0.02)	(0.03)	(0.02)
Adjusted EBITDA[1]	1,489	2,134	1,376	4,738	7,545	2,860	(428)	1,595

Revenue varies based on the quantity of metal sold, metal prices, terms of sales agreements and, for periods prior to the third quarter of 2016, foreign exchange rates. The climate in Mexico allows mining and exploration activities to be conducted throughout the year; therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.

Revenue increased from the third quarter of 2015 through to the second quarter of 2016, generally due to rising metal prices. Metal prices, and silver in particular, declined through to the fourth quarter of 2016 which primarily accounted for the decline in revenue quarter over quarter. In addition, Topia’s milling operations were suspended towards the end of the fourth quarter of 2016 until April 2017 which resulted in the large sequential decline in revenue in the first quarter of 2017. Revenues subsequently increased in the second quarter of 2017 as operations at the Topia Mine resumed in the quarter. For more details on production refer to the Mining Operations section.

The relationship between the MXN (in which the bulk of the Company’s production costs and EE&D expenses are denominated) and the USD (in which the Company’s results are reported) has a significant impact on production costs, and therefore cost of sales, mine operating earnings and net income (loss). Furthermore, the relationship between the Canadian dollar (“CAD”) and the USD (in which the results are reported) also has an impact on net income as the majority of the Company’s G&A expenses are denominated in CAD. The Company may enter into foreign currency forward contracts from time to time in order to manage the Company’s exposure to fluctuations in these exchange rates and, as a result, the Company may record foreign currency gains or losses when marking to market these forward contracts at each balance sheet date.

Foreign exchange gains and losses also arise from the translation of foreign-denominated transactions and balances into the relevant functional currencies of the Company and its subsidiaries. The Company funds its Mexican subsidiaries through USD and CAD loans, and a significant portion of the Company’s working capital is denominated in USD. Prior to the third quarter of 2016, fluctuations between the USD, MXN and the CAD caused significant non-cash, unrealized foreign exchange gains and losses associated with the revaluation of foreign currency working capital and intercompany loan balances of Great Panther and its Mexican subsidiaries. These unrealized gains and losses were recognized in the consolidated net income of the Company.

[1]	Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page17

During the third quarter of 2016, the functional currencies of the Company’s parent company and subsidiaries were reassessed as a result of a change in underlying transactions, events and conditions, including the recent USD financings undertaken by the Company. The USD was determined to be the functional currency of the primary economic environment in which the Canadian parent company and most its subsidiaries operate. As a result of this change, the foreign exchange gains and losses reported since the third quarter of 2016 were much lower than those recognized in prior periods. Foreign exchange gains recognized during the second quarter of 2017 primarily related to the revaluation of foreign currency working capital balances, including foreign currency forward contracts.

The following graph represents fluctuations in these foreign exchange rates.

EE&D expenses may vary significantly from quarter to quarter as a function of the Company’s planned activities. During the first and second quarters of 2015, the Company negotiated and concluded two separate transactions whereby it obtained options to acquire the Guadalupe de los Reyes Project (the “GDLR Project”) in Sinaloa, Mexico, and the CMC. Following this, Great Panther commenced extensive exploration and evaluation work on each of these properties, and recorded the associated costs as EE&D expenses within the Company’s consolidated net income (loss). Effective the fourth quarter of 2015, the Company recorded an impairment charge of $2.3 million as it determined that the GDLR Project did not warrant further exploration and terminated its option agreement on February 24, 2016. During the second quarter of 2016, the Company terminated its option agreement to purchase the CMC and recorded an impairment charge of $1.7 million. Notwithstanding, the Company continued with its evaluation of the CMC and completed the acquisition of the CMC effective June 30, 2017. As part of the Company’s ongoing evaluation of the CMC, and preparation for closing of the announced acquisition, the Company has incurred EE&D expenses of $0.8 million since June 2016. The Company also carried out its discretionary surface drill program at San Ignacio during the first half of 2017 which had the effect of increasing EE&D expenses.

Other factors that also had a material impact on the Company’s net income over the previous eight quarters include:

•	Beginning in the fourth quarter of 2015, there was a significant decrease in amortization as the previously-defined Measured & Indicated Resource for the Guanajuato Mine was fully depleted during the third quarter of 2015 and the Company ceased capitalization of further development and commenced expensing these costs from that point forward.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page18

•	During the fourth quarter of 2016, the Company wrote down the remaining carrying value of the Phase I TSF at Topia, further reducing amortization for the first half of 2017.

RESULTS OF OPERATIONS

Three months ended June 30, 2017

	Q2 2017			Q2 2016
Sales quantities	GMC	Topia	Total	GMC	Topia	Total	Change
Silver (ounces)	349,836	174,575	524,411	450,167	151,282	601,449	-13%
Gold (ounces)	5,157	162	5,319	6,822	128	6,950	-23%
Lead (tonnes)	—	309	309	—	257	257	20%
Zinc (tonnes)	—	385	385	—	267	267	44%
Silver equivalent ounces	710,795	281,263	992,058	927,800	220,667	1,148,467	-14%
Revenue (000’s)
Silver revenue	$5,477	$2,917	$8,394	$7,961	$2,760	$10,721	-22%
Gold revenue	6,468	201	6,669	8,856	167	9,023	-26%
Lead revenue	—	695	695	—	474	474	47%
Zinc revenue	—	1,041	1,041	—	573	573	82%
Ore processing revenue and other	—	—	—	—	95	95	-100%
Smelting and refining charges	(531)	(537)	(1,068)	(922)	(627)	(1,549)	-31%
Impact of change in functional currency[1]	—	—	—	234	25	259	-100%
Total revenue	$11,414	$4,317	$15,731	$16,129	$3,467	$19,596	-20%
Average realized metal prices and FX rates
Silver (per ounce)			$16.01			$17.82	-10%
Gold (per ounce)			$1,254			$1,298	-3%
Lead (per pound)			$1.02			$0.84	21%
Zinc (per pound)			$1.23			$0.97	27%
USD/CAD			0.743			0.776	-4%
USD/MXN			0.054			0.055	-2%

Revenue decreased by 20% in the second quarter of 2017, relative to the second quarter of 2016. This was primarily attributable to the 14% decrease in metal sales volumes which had the effect of reducing revenue by $3.1 million. Metal sales volumes were lower despite record production during the second quarter of 2017 due to timing of shipments and because Topia contributed a higher proportion of metal production and has lower payable ounces associated with the sales terms of its base metal concentrates. Lower realized precious metal prices, as shown in the table above, also accounted for a reduction in revenue of about $0.9 million and revenue during the second quarter of 2016 included a $0.3 million favourable effect of foreign exchange rates which did not recur following the change in functional currency to US dollars on July 1, 2016. These negative factors were partly offset by a $0.5 million decrease in smelting and refining charges, which are netted against revenue.

Compared to the first quarter of 2017, revenue increased 27% as metal sales volumes increased by 46% and had a positive $3.6 million impact on revenue. This was partly offset by an increase in smelting and refining charges of $0.5 million, while a decrease in realized precious metal prices had the effect of reducing revenue by $0.2 million relative to the first quarter of 2017.

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page19

(000’s)	Q2 2017	Q2 2016	Change		Q1 2017	Change
Revenue	$15,731	$19,596	$(3,865)	-20%	$12,371	$3,360	27%
Cost of sales:
Production costs	10,313	9,509	804	8%	6,926	3,387	49%
Amortization and depletion	849	1,178	(329)	-28%	690	159	23%
Share-based compensation	104	78	26	33%	93	11	12%
Total cost of sales	11,266	10,765	501	5%	7,709	3,557	46%
Mine operating earnings	4,465	8,831	(4,366)	-49%	4,662	(197)	-4%
Mine operating earnings (% of revenue)	28%	45%			38%
Add:
Amortization and depletion	849	1,178	(329)	-28%	690	159	23%
Share-based compensation	104	78	26	33%	93	11	12%
Mine operating earnings before non-cash items[2]	$5,418	$10,087	$(4,669)	-46%	$5,445	$(27)	0%
Mine operating earnings (% of revenue)	34%	51%			44%

Production costs for the second quarter of 2017 increased by $0.8 million compared to the second quarter of 2016. The increase was attributable to the greater proportion of production from the Topia Mine and lower grades at the GMC which increased unit production costs. The higher unit production costs were partly offset by the 14% reduction in metal sales volumes, which had an impact of $1.3 million. (Refer to the Mining Operations section for a discussion of changes in unit cost metrics).

Compared to the first quarter of 2017, production costs increased 49% as metal sales volumes increased by 46% ($3.2 million impact). In addition, unit production costs increased as reflected in the 4% increase in cash cost per Ag eq oz sold, relative to the first quarter of 2017.

Mine operating earnings before non-cash items decreased by $4.7 million relative to the second quarter of 2016 due to the $3.9 million decrease in revenue and the $0.8 million increase in production costs. Relative to the first quarter of 2017, mine operating earnings before non-cash items remained relatively unchanged at $5.4 million. Although revenue increased by $3.4 million from the first quarter of 2017, this was offset by a similar increase in production costs.

Amortization and depletion decreased compared to the second quarter of 2016 as the Phase I TSF at Topia was fully depreciated by the end of the fourth quarter of 2016. Amortization and depletion increased compared to the first quarter of 2017 primarily due to the depreciation of various milling equipment acquired during the second quarter of 2017.

[2]	The Company has included non-IFRS performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page20

(000’s)	Q2 2017	Q2 2016	Change		Q1 2017	Change
G&A expenses	$1,934	$1,386	$548	40%	$1,602	$332	21%
EE&D expenses	$2,348	$1,485	$863	58%	$1,956	$392	20%
Impairment charge	Nil	$1,679	$(1,679)	-100%	Nil	Nil	Nil
Finance and other income (expense)	$827	$(4,776)	$(5,603)	117%	$1,996	$(1,169)	-59%
Income tax expense	$177	$837	$(660)	-79%	$60	$117	195%
Net income (loss) for the period	$833	$(1,332)	$2,165	163%	$3,040	$(2,207)	-73%

G&A expenses for the second quarter of 2017 increased by $0.5 million compared to the same period in 2016. The increase in G&A expenses relates primarily to strategic changes and initiatives to position the Company for future growth and development. These include CEO succession, other management changes, and the development and implementation of long-term incentive programs to better align compensation with the Company’s longer-term growth and development objectives. Many of these same factors also accounted for the 21% increase in G&A expenses over the first quarter of 2017.

EE&D expenses increased by $0.9 million mainly due to an increase in exploration drilling at San Ignacio and Topia compared to the same period in 2016. These factors were partially offset by a reduction in spending at the CMC relative to the second quarter of 2016 as the Company changed its focus from the active evaluation of the property during the second quarter of 2016, to negotiation and closing of the acquisition of the CMC during the second quarter of 2017.

The impairment charge recognized in the second quarter of 2016 relates to the termination of the Coricancha option agreement during that period.

Finance and other income amounted to $0.8 million, compared to finance and other expense of $4.8 million in the second quarter of 2016. The change was primarily attributable to foreign exchange gains and losses, as the Company recorded a foreign exchange gain of $0.6 million during the second quarter of 2017, compared to a $4.8 million foreign exchange loss in the second quarter of 2016. The foreign exchange loss in the second quarter of 2016 comprised unrealized foreign exchange adjustments on certain intercompany accounts which were recognized prior to the change in functional currency to US dollars on July 1, 2016. In addition to the foreign exchange gain recorded in the second quarter of 2017, the Company also earned higher interest revenue of $0.1 million.

The Company may be subject to significant non-cash, unrealized foreign exchange gains and losses associated with the revaluation of working capital in the books of the Company and its Mexican subsidiaries. Please refer to the Summary of Selected Quarterly Information section of this MD&A for a description of the nature of these net foreign exchange gains and losses.

The second quarter 2017 net income tax expense was predominantly attributable to an accrual for special mining duty payable in Mexico, which is charged at 7.5% of an adjusted taxable net income, as well as an accrual for Mexican withholding taxes.

Net income for the second quarter of 2017 amounted to $0.8 million, compared to a net loss of $1.3 million for the second quarter of 2016. The improvement in net income was largely due to the $5.6 million net increase in finance and other income and a $0.7 million decrease in income tax expense. In addition, the second quarter of 2016 reflected an impairment charge related to the termination of the Company’s original option agreement associated with the CMC, whereas no such charge was taken in the second quarter of 2017. These factors were partly offset by a $4.4 million decrease in mine operating earnings, $0.5 million increase in G&A expenses and a $0.9 million increase in EE&D expenses.

Net income of $0.8 million for the second quarter of 2017 compares to a net income of $3.0 million for the first quarter of 2017. The change was primarily due to the $1.2 million decrease in finance and other income, the $0.4 million increase in EE&D expenses, the $0.3 million increase in G&A expenses, and the $0.2 million decrease in mine operating earnings.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page21

Adjusted EBITDA decreased by $6.1 million in the second quarter of 2017, compared to the same period in 2016. The decrease reflects the $4.7 million decrease in mine operating earnings before non-cash items, a $0.4 million increase in G&A expenses before non-cash items, as well as a $1.0 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions).

Adjusted EBITDA decreased by $0.6 million compared to the first quarter of 2017, primarily due to the $0.2 million increase in G&A expenses before non-cash items and a $0.4 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions).

Six months ended June 30, 2016

	Six months ended June 30, 2017			Six months ended June 30, 2016
Sales quantities	GMC	Topia	Total	GMC	Topia	Total	Change
Silver (ounces)	693,964	175,442	869,406	781,931	297,616	1,079,547	-19%
Gold (ounces)	9,963	154	10,117	11,130	232	11,362	-11%
Lead (tonnes)	—	311	311	—	498	498	-38%
Zinc (tonnes)	—	384	384	—	557	557	-31%
Silver equivalent ounces	1,391,354	281,687	1,673,041	1,561,337	433,442	1,994,779	-16%
Revenue (000’s)
Silver revenue	$12,112	$2,950	$15,062	$13,443	$5,020	$18,463	-18%
Gold revenue	12,701	193	12,894	14,708	297	15,005	-14%
Lead revenue	—	721	721	—	865	865	-17%
Zinc revenue	—	1,051	1,051	—	1,072	1,072	-2%
Ore processing revenue and other	—	—	—	—	223	223	-100%
Smelting and refining charges	(1,077)	(549)	(1,626)	(1,563)	(1,208)	(2,771)	-41%
Impact of change in functional currency[1]	—	—	—	750	128	878	-100%
Total revenue	$23,736	$4,366	$28,102	$27,338	$6,397	$33,735	-17%
Average realized metal prices and FX rates
Silver (per ounce)			$17.32			$17.10	1%
Gold (per ounce)			$1,274			$1,321	-4%
Lead (per pound)			$1.05			$0.79	33%
Zinc (per pound)			$1.24			$0.87	43%
USD/CAD			0.749			0.751	0%
USD/MXN			0.051			0.055	-7%

The decrease in revenue for the six months ended June 30, 2017 relative to the comparative period in 2016 was primarily attributable to the 16% decrease in metal sales volumes which resulted from the reduction in metal production primarily associated with the Topia Project. The decrease in sales volume had the effect of reducing revenue by $4.7 million, compared to the same period in 2016. In addition, revenue during the six months ended June 30, 2016 included a $0.9 million effect of favourable foreign exchange rates which did not recur following the change in functional currency to US dollars on July 1, 2016. These factors were partly offset by the $0.2 million positive impact of higher realized silver and base metal prices, as shown in the table above.

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page22

(000s)	Six months ended June 30, 2017	Six months ended June 30, 2016	Change
Revenue	$28,102	$33,735	$(5,633)	-17%
Cost of sales:
Production costs	17,238	17,713	(475)	-3%
Amortization and depletion	1,540	2,365	(825)	-35%
Share-based compensation	197	116	81	70%
Total cost of sales	18,975	20,194	(1,219)	-6%
Mine operating earnings	9,127	13,541	(4,414)	-33%
Mine operating earnings (% of revenue)	32%	40%
Add:
Amortization and depletion	1,540	2,365	(825)	-35%
Share-based compensation	197	116	81	70%
Mine operating earnings before non-cash items[1]	$10,864	$16,022	$(5,158)	-32%
Mine operating earnings (% of revenue)	39%	47%

The 3% decrease in production costs for the six months ended June 30, 2017 was predominantly attributable to the 16% reduction in metal sales volumes, which had an impact of $2.9 million. The impact of lower sales volumes was partly offset by higher unit production costs ($2.4 million offset). Cash cost per Ag eq oz increased 12% during the first half of 2017, relative to the first half of 2016.

Amortization and depletion decreased for the first half of 2017, compared to the first half of 2016, as the Phase I TSF at Topia was fully depreciated by the end of the fourth quarter of 2016.

(000’s)	Six months ended June 30, 2017	Six months ended June 30, 2016	Change
G&A expenses	$3,536	$2,867	$669	23%
EE&D expenses	$4,304	$3,363	$941	28%
Impairment charge	$—	1,679	$(1,679)	-100%
Finance and other income (expense)	$2,824	$(9,463)	$12,287	130%
Income tax expense	$238	$919	$(681)	-74%
Net income (loss) for the period	$3,873	$(4,750)	$8,623	182%

The increase in G&A expenses for the six months ended June 30, 2017 compared to the same period in 2016 was primarily due to strategic changes and initiatives to position the Company for future growth and development. These include CEO succession, other management changes, and the development and implementation of long-term incentive programs to better align compensation with the Company’s longer-term growth and development objectives.

EE&D expenses increased for the first half of 2017 compared to the same period in 2016, primarily due to an increase in exploration drilling at San Ignacio and Topia and an increase in costs associated with corporate development activities. These factors were partially offset by a reduction in spending related to the CMC and the GDLR projects during the first half of 2017, as the Company’s focus shifted from evaluating these two properties in 2016 to negotiation and closing of the acquisition of the CMC in 2017. The Company announced the termination of its option on the GDLR project in February 2016.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page23

The impairment charge recognized in the first half of 2016 relates to the termination of the Coricancha option agreement during the second quarter of 2016.

Finance and other income for the first half of 2017 amounted to $2.8 million, compared to finance and other expense of $9.5 million in the first half of 2016. The change was primarily attributable to foreign exchange gains and losses, as the Company recorded a foreign exchange gain of $2.5 million in the first six months of 2017, compared to a $9.5 million foreign exchange loss in the first six months of 2016 which related predominantly to unrealized losses on intercompany loan balances prior to the change to USD functional currency. The positive foreign exchange variance was augmented by a $0.4 million increase in interest income earned in the first half of 2017 compared to the same period in 2016.

The Company may be subject to significant non-cash, unrealized foreign exchange gains and losses associated with the revaluation of working capital in the books of the Company and its Mexican subsidiaries. Please refer to the Summary of Selected Quarterly Information section of this MD&A for a description of the nature of these net foreign exchange gains and losses.

The net income tax expense for the six months ended June 30, 2017 was predominantly attributable to an accrual for special mining duty payable in Mexico, which is charged at 7.5% of an adjusted taxable net income, as well as an accrual for Mexican withholding taxes. The expense for the first half of 2017 was considerably lower than the comparative period due to a recovery of deferred special mining duty.

Net income for the first half of 2017 amounted to $3.9 million, compared to a net loss of $4.8 million for the first half of 2016. The improvement in net income was primarily due to a $12.3 million net increase in finance and other income and a $0.7 million decrease in income tax expense. In addition, the net loss for the first half of 2016 reflected the $1.7 million impact of the impairment charge taken in connection with the termination of the option to purchase the CMC (the purchase of which was subsequently renegotiated and completed on June 30, 2017). These factors were partly offset by the $4.4 million decrease in mine operating earnings, a $0.9 million increase in EE&D expenditures and a $0.7 million increase in G&A expenses.

Adjusted EBITDA was $3.6 million for the first half of 2017, compared to adjusted EBITDA of $10.4 million for the comparative period of 2016. The decrease in adjusted EBITDA was primarily due to the $5.2 million decrease in mine operating earnings before non-cash items, a $1.1 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions) and a $0.5 million increase G&A expenses before non-cash items.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page24

OUTLOOK

The Company’s production and cost guidance for the year ending December 31, 2017 remains unchanged:

Production and cash cost guidance	1H 2017 Actual	FY 2017 Guidance	FY 2016 Actual
Total silver equivalent ounces[1]	1,832,476	4,000,000 - 4,100,000	3,884,960
Total payable silver ounces	869,406	1,950,000 - 2,000,000	2,010,252
Cash cost[2]	$4.83	$ 5.00 - $ 6.00	$3.65
AISC[2]	$16.76	$ 14.00 - 16.00	$10.99

AISC for the first half of 2017 was higher than the annual 2017 guidance and prior year due to capital expenditures associated with the Topia Project. AISC is expected to decrease slightly in the second half of the year as the Topia Project was largely completed in the first quarter of 2017. However, it is noted that cash cost and AISC are highly sensitive to fluctuations in the MXN/USD exchange rate.

[1]	For 2017 guidance, Ag eq oz have been established using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively. For 2016, Ag eq oz were calculated using a 70:1 Ag:Au ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds.
[2]	Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page25

The Company recently completed the outstanding condition required by the Mexican Environmental Authority (SEMARNAT) for the Change in Use of Soils permit associated with the Topia Phase II TSF and announced that it had resubmitted its application for this permit. The Company expects that a response will be received within 60 business days of filing. All tailings are currently being deposited at the Phase I TSF while the Company continues its efforts to obtain the Phase II permit from SEMARNAT. The Company believes that it will be able to obtain a permit for the Phase II TSF without interruption of operations at Topia. However, the deposition of dry tailings on the Phase I TSF cannot continue indefinitely and the Company cannot provide complete assurance that a disruption can be avoided.

There is a risk that production and cost guidance may be affected if the Company is unable to obtain a permit for the Topia Phase II TSF on a timely basis or at all (see discussion in Topia Development section). In the event that there is a significant change to the Company’s production guidance expectations, the Company will provide an update to the market as soon as possible.

Capex and EE&D expense guidance (in millions)	1H 2017 Actual	FY 2017 Guidance	FY 2016 Actual
Capital expenditures, excluding acquisition cost and capital expenditures associated with the CMC	$3.0	$ 6.3 - $ 7.3	$4.8
EE&D - operating mines (excluding the CMC)	$3.2	$ 3.5 - $ 4.5	$3.0

As previously noted, the acquisition of the CMC was completed effective June 30, 2017. The Company plans to carry out further evaluations of the mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling, underground drilling, environmental studies, and the initiation of a preliminary feasibility study PFS. Depending upon the outcome of the PFS, capital investments in support of restarting operations could commence in 2018. The Company is currently working on an updated mineral resource estimate for the CMC, which is expected to be completed towards the end of the third quarter of 2017. The Company has also agreed to carry out reclamation and remediation work on certain legacy TSFs associated with the CMC and will be reimbursed for such work by Nyrstar, up to $20 million. Investors should refer to the Company’s material change report filed on SEDAR on July 10, 2017 for a detailed discussion on the Company’s obligations to complete this reclamation work and Nyrstar’s related obligation to reimburse the Company.

The Company continues to seek and evaluate additional acquisition opportunities to meet the Company's growth objectives.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital

(000’s)	June 30, 2017	December 31, 2016	Change
Cash and cash equivalents	$40,189	$41,642	$(1,453)
Short-term deposits	$16,882	$15,020	$1,862
Net working capital	$62,954	$66,560	$(3,606)

Cash and cash equivalents decreased by $1.5 million in the first half of 2017 primarily due to $2.9 million in additions to mineral property, plant and equipment, and $1.9 million in purchases of short term investments. These factors were offset by $2.2 million of cash generated by operating activities and $0.9 million proceeds from the exercise of stock options.

Net working capital decreased by $3.6 million in the first half of 2017 primarily due to the recognition of a $4.8 million current portion of reclamation and remediation provision in respect of the newly-acquired CMC. This was offset, in part, by an increase in the fair value of the Company's foreign currency forward contracts (derivative asset) of $1.3 million.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page26

Operating activities

For the quarter ended June 30, 2017, cash flow provided by operating activities amounted to $4.7 million, compared to $4.0 million for the second quarter of 2016. The $0.7 million increase in cash flow provided by operating activities was primarily due to the net impact of changes in non-cash net working capital items of $5.8 million, an increase in interest received of $0.2 million, as well as realized foreign exchange gains of $0.8 million. These factors were partly offset by a decrease in mine operating earnings before non-cash items of $4.7 million, increased EE&D cash expenses of $1.0 million, and increased G&A cash expenses of $0.4 million.

For the six months ended June 30, 2017, cash flow provided by operating activities amounted to $2.2 million, compared to $4.3 million in the comparative period in 2016. The $2.1 million decrease was primarily due to a reduction in mine operating earnings before non-cash items of $5.2 million, an increase in income taxes paid of $1.4 million, an increase in EE&D cash expenses of $1.1 million, an increase in G&A cash expenses of $0.5 million. These factors were partly offset by the net impact changes in non-cash net working capital items of $5.1 million, an increase in interest received of $0.3 million, and a $0.6 million increase in realized foreign exchange gains.

Investing activities

For the quarter ended June 30, 2017, the Company had net cash inflows from investing activities of $5.3 million, compared to cash outflows of $0.9 million during the comparative period in 2016. The Company’s cash inflows during the current quarter included the redemption of $6.2 million of short-term deposits, offset by the use of $1.0 million for additions to mineral property, plant and equipment. The cash outflows during the second quarter of 2016 related to the additions to mineral property, plant and equipment.

For the six months ended June 30, 2017, the Company invested $1.9 million in short-term deposits and $2.8 million in mineral property, plant and equipment. During the six months ended June 30, 2016, the Company invested $1.3 million in mineral property, plant and equipment.

Financing activities

Cash flows provided by financing activities totalled $0.1 million during the quarter ended June 30, 2017 and comprised the exercise of stock options, whereas the Company generated cash flows of $6.0 million in the corresponding period in 2016, which included the completion of an At-the-Market Offering (“ATM Offering”) for net proceeds of $5.0 million. For the six-month period ended June 30, 2017, the Company generated $0.9 million cash from the exercise of stock options, compared to financing activities for the comparative period in 2016 of $6.5 million, including the impact of the ATM Offering.

Trends in liquidity and capital resources

The Company anticipates that cash flows generated from mining activities, along with its current cash and other net working capital, will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth initiatives (including plans for the CMC), and to fund investment and exploration, evaluation, and development activities for the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade controls at its operations, and subject to changes in the Company’s growth plans and strategy. The Company has stated its objective to grow by acquisition, and correspondingly, opportunities to make such acquisitions may require additional capital.

The Company’s operating cash flows are very sensitive to the prices of silver and gold, foreign exchange rate fluctuations, as well as ore grade fluctuations, and any cashflow outlook provided may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash-flow expectations. An increase in average silver and gold prices from current levels may result in an increase in planned expenditures in 2017 and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page27

The Company has no debt, other than trade and other payables and its reclamation and remediation liabilities. The Company has a $10.0 million credit facility from Auramet International LLC (“Auramet”). The facility expires on June 30, 2018 and bears interest at a rate of LIBOR plus 5%. The Company has not drawn down any amounts on this credit facility. In addition, Auramet also provided the Company with a $0.5 million margin credit facility to support entering any derivative instruments associated with sales of metals marketed to parties other than Auramet. Such arrangements would entail pricing of the Company’s produced metals in advance of customary periods of pricing and settlement which are typically two to three months from the date of production. The Company does not enter any long-term hedging arrangement in respect of its silver and gold production.

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,279	$234	$461	$452	$132
Drilling services	431	431	—	—	—
Equipment purchases	738	738	—	—	—
Consulting	3	3	—	—	—
Reclamation and remediation (undiscounted)	38,867	4,992	7,291	10,699	15,885
Total	$41,318	$6,398	$7,752	$11,151	$16,017

The Company has also committed to put in place a guarantee in the amount of $1.2 million in regard to the reclamation and remediation liability of the CMC.

The Company has been indemnified by Nyrstar for certain of the reclamation and remediation obligations noted above. As at June 30, 2017, the Company has recorded a reimbursement right in the amount of $9.5 million due from Nyrstar in respect of these obligations.

Off-Balance Sheet Arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

During the second quarter of 2017, the Company’s key management included the Company’s Directors, the President and CEO, the COO, the CFO, and Vice Presidents. The compensation paid or payable to key management for the quarter ended June 30, 2017 was $0.8 million (2016 - $0.6 million). The Company is committed to making severance payments amounting to approximately $2.0 million to certain officers and management in the event that there is a change in control of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2016 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Significant new judgments during the three and six month periods ended June 30, 2017, are those associated with (i) the determination that the acquisition of the CMC is an asset purchase, (ii) the determination that the fair value of the contingent consideration is nil, (iii) the relative fair values of assets and liabilities acquired as part of the acquisition of the CMC and (iv) the possible outcome of contingent liabilities associated with the CMC.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page28

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards for the year ended December 31, 2017 that have had a material impact on the Company’s financial results. See note 3(s) of the 2016 annual audited financial statements, as well as note 2(b) of the condensed interim consolidated financial statements for the three and six months ended June 30, 2017, for a discussion of the accounting standards anticipated to be effective January 1, 2018 or later.

FINANCIAL INSTRUMENTS

(000’s)	Fair value (1)	Basis of measurement	Associated risks
Cash and cash equivalents	$40,189	Amortized cost	Credit, currency, interest rate
Short-term deposits	$16,882	Amortized cost	Credit, interest rate
Marketable securities	$7	Fair value through other comprehensive income	Exchange
Trade receivables	$6,340	Fair value through profit and loss	Credit, commodity price
Other receivables	$5,087	Amortized cost	Credit, currency
Derivative instruments	$774	Fair value through profit and loss	Credit, currency, interest rate
Trade and other payables	$9,904	Amortized cost	Currency, liquidity

(1) As at June 30, 2017

The Company is exposed in varying degrees to a few risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 16 of the annual audited consolidated financial statements for the year ended December 31, 2016.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 167,947,421 common shares issued and outstanding. There were 9,343,750 warrants, 8,969,848 options, 89,200 deferred share units and 256,100 restricted share units outstanding.

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz and mine operating earnings before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page29

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which EBITDA is adjusted to exclude share-based compensation expense, foreign exchange gains or losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized gains or losses. Under IFRS, entities must reflect in compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

(000’s)	Q2 2017	Q2 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Income (loss) for the period	$833	$(1,332)	$3,873	$(4,750)
Income tax expense (recovery)	177	837	238	919
Interest income	(209)	(25)	(422)	(47)
Interest expense	40	28	78	48
Amortization and depletion of mineral properties, plant and equipment	866	1,229	1,573	2,469
EBITDA	1,707	737	5,340	(1,361)
Impairment of mineral properties, plant and equipment	—	1,679	—	1,679
Foreign exchange loss (gain)	(645)	4,789	(2,460)	9,496
Share-based compensation	449	273	742	490
Changes in reclamation estimates recorded in EE&D	(22)	67	1	101
Adjusted EBITDA	$1,489	$7,545	$3,623	$10,405

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items is a non-IFRS measure that provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses and EE&D expenses. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses the non-IFRS measure of cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on the total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of results of operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page30

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between cost per tonne milled and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended June 30, 2017 and 2016:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q2 2017	Q2 2016	Q2 2017	Q2 2016	Q2 2017	Q2 2016
Production costs (sales basis)	$7,839	$7,299	$2,474	$2,218	$10,313	$9,517
Change in concentrate inventory	(157)	(1,000)	502	51	345	(949)
Selling costs	(345)	—	(147)	—	(492)	—
Impact of change in functional currency[1]	—	86	—	31	—	117
Production costs (production basis)	$7,337	$6,385	$2,829	$2,300	$10,166	$8,685
Tonnes milled, including custom milling	80,535	84,134	18,041	16,970	98,576	101,104
Cost per tonne milled	$91	$76	$157	$136	$103	$86

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the six months ended June 30, 2017 and 2016:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Production costs (sales basis)	$14,379	$13,010	$2,859	$4,703	$17,238	$17,713
Change in concentrate inventory	493	(272)	523	144	1,016	(128)
Selling costs	(652)	—	(167)	—	(819)	—
Impact of change in functional currency[2]	—	(225)	—	(92)	—	(317)
Production costs (production basis)	$14,220	$12,513	$3,215	$4,755	$17,435	$17,268
Tonnes milled, including custom milling	162,991	157,783	18,241	33,531	181,232	191,394
Cost per tonne milled	$87	$79	$176	$142	$96	$90

Cash cost

The Company uses the non-IFRS measure of cash cost to manage and evaluate operating performance at each of its mines. It is a widely-reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page31

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, and other metal production is associated with the silver production process. Accordingly, gold, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-IFRS cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales that are associated with the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below. A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

The following table reconciles cash cost to production costs for the three months ended June 30, 2017 and 2016, as reported in the Company’s condensed interim consolidated financial statements:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q2 2017	Q2 2016	Q2 2017	Q2 2016	Q2 2017	Q2 2016
Production costs	$7,839	$7,299	$2,474	$2,218	$10,313	$9,517
Smelting and refining charges	532	909	536	619	1,068	1,528
Revenue from custom milling	—	—	—	(95)	—	(95)
Cash operating costs	$8,371	$8,208	$3,010	$2,742	$11,381	$10,950
Gross by-product revenue
Gold by-product revenue	(6,468)	(8,857)	(201)	(166)	(6,669)	(9,023)
Lead by-product revenue	—	—	(695)	(474)	(695)	(474)
Zinc by-product revenue	—	—	(1,041)	(573)	(1,041)	(573)
	$1,903	$(649)	$1,073	$1,529	$2,976	$880
Impact of change in functional currency[1]	—	115	—	37	—	152
Cash operating costs, net of by-product revenue	$1,903	$(534)	$1,073	$1,566	$2,976	$1,032
Payable silver ounces sold	349,836	450,167	174,575	151,282	524,411	601,449
Cash cost	$5.44	$(1.19)	$6.15	$10.35	$5.67	$1.72

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page32

The following table reconciles cash cost to production costs for the six months ended June 30, 2017 and 2016, as reported in the Company’s condensed interim consolidated financial statements:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Production costs	$14,379	$13,010	$2,859	$4,703	$17,238	$17,713
Smelting and refining charges	1,078	1,585	549	1,229	1,627	2,814
Revenue from custom milling	—	—	—	(222)	—	(222)
Cash operating costs	$15,457	$14,595	$3,408	$5,710	$18,865	$20,305
Gross by-product revenue
Gold by-product revenue	(12,701)	(14,708)	(193)	(298)	(12,894)	(15,006)
Lead by-product revenue	—	—	(721)	(865)	(721)	(865)
Zinc by-product revenue	—	—	(1,051)	(1,072)	(1,051)	(1,072)
	$2,756	$(113)	$1,443	$3,475	$4,199	$3,362
Impact of change in functional currency[1]	—	(217)	—	(107)	—	(324)
Cash operating costs, net of by-product revenue	$2,756	$(330)	$1,443	$3,368	$4,199	$3,038
Payable silver ounces sold	693,964	781,931	175,443	297,616	869,407	1,079,547
Cash cost	$3.97	$(0.42)	$8.22	$11.32	$4.83	$2.81

Cash cost per Ag eq oz

Cash cost per Ag eq oz is calculated based on the total cash operating costs divided by silver equivalent ounces sold. The cash cost per Ag eq oz calculation does not deduct revenues attributable to sales of by-product metals from the costs associated with metal production process, thereby allowing the Company’s management and other stakeholders to assess the total costs associated with all metal production. Management believes this non-IFRS measure provides investors and analysts with useful information about its underlying cash cost of operations as it is not influenced by fluctuations in metal prices.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per Ag eq oz and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

The following table reconciles cash cost per Ag eq oz to production costs for the three months ended June 30, 2017 and 2016, as reported in the Company’s condensed interim consolidated financial statements:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q2 2017	Q2 2016	Q2 2017	Q2 2016	Q2 2017	Q2 2016
Production costs	$7,839	$7,299	$2,474	$2,218	$10,313	$9,517
Smelting and refining charges	532	909	536	619	1,068	1,528
Revenue from custom milling	—	—	—	(95)	—	(95)
	$8,371	$8,208	$3,010	$2,742	$11,381	$10,950
Impact of change in functional currency[1]	—	115	—	37	—	152
Cash operating costs	$8,371	$8,323	$3,010	$2,779	$11,381	$11,102
Silver equivalent ounces sold	710,795	927,800	281,263	220,667	992,058	1,148,467
Cash cost per Ag eq oz	$11.78	$8.97	$10.70	$12.59	$11.47	$9.67

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page33

The following table reconciles cash cost per Ag eq oz to production costs for the six months ended June 30, 2017 and 2016, as reported in the Company’s condensed interim consolidated financial statements:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Production costs	$14,379	$13,010	$2,859	$4,703	$17,238	$17,713
Smelting and refining charges	1,077	1,585	549	1,229	1,626	2,814
Revenue from custom milling	—	—	—	(222)	—	(222)
	$15,456	$14,595	$3,408	$5,710	$18,864	$20,305
Impact of change in functional currency[1]	—	(217)	—	(107)	—	(324)
Cash operating costs	$15,456	$14,378	$3,408	$5,603	$18,864	$19,981
Silver equivalent ounces sold	1,391,354	1,561,337	281,687	433,443	1,673,041	1,994,780
Cash cost per Ag eq oz	$11.11	$9.21	$12.10	$12.93	$11.28	$10.02

All-in sustaining cost (AISC)

AISC is a non-IFRS measure and has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as the measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation (“SBC”), accretion of reclamation provision, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, future earning potential, or result in significant improvements in recovery or grade.

[1]

The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page34

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended June 30, 2017 and 2016:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q2 2017	Q2 2016	Q2 2017	Q2 2016	Q2 2017	Q2 2016	Q2 2017	Q2 2016
Cash operating costs, net of by-product revenue[1]	$1,903	$(534)	$1,073	$1,566	$—	$—	$2,976	$1,032
G&A costs	—	—	—	—	1,580	1,162	1,580	1,162
Share-based compensation	—	—	—	—	449	273	449	273
Accretion	12	3	10	5	—	—	22	8
Sustaining EE&D costs	1,480	777	483	20	110	132	2,073	929
Sustaining capital expenditures	414	732	316	145	—	—	730	877
	$3,809	$978	$1,882	$1,736	$2,139	$1,567	$7,830	$4,281
Impact of change in functional currency[2]	—	21	—	3	—	22	—	46
All-in sustaining costs	$3,809	$999	$1,882	$1,739	$2,139	$1,589	$7,830	$4,327
Payable silver ounces sold	349,836	450,167	174,575	151,282	n/a	n/a	524,411	601,449
AISC	$10.89	$2.22	$10.78	$11.49	n/a	n/a	$14.93	$7.19

[1]	Cash operating costs, net of by-product revenue, are reconciled to the Company’s financial statements in the cash cost table.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page35

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the six months ended June 30, 2017 and 2016:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Cash operating costs, net of by-product revenue[1]	$2,754	$(330)	$1,443	$3,368	$—	$—	$4,197	$3,038
G&A costs	—	—	—	—	2,973	2,432	2,973	2,432
Share-based compensation	—	—	—	—	742	490	742	490
Accretion	23	3	18	5	—	—	41	8
Sustaining EE&D costs	2,597	1,193	588	27	457	287	3,642	1,507
Sustaining capital expenditures	1,045	1,045	1,933	294	—	—	2,978	1,339
	$6,419	$1,911	$3,982	$3,694	$4,172	$3,209	$14,573	$8,814
Impact of change in functional currency[2]	—	(10)	—	(5)	—	(51)	—	(66)
All-in sustaining costs	$6,419	$1,901	$3,982	$3,689	$4,172	$3,158	$14,573	$8,748
Payable silver ounces sold	693,964	781,931	175,443	297,616	n/a	n/a	869,407	1,079,547
AISC	$9.25	$2.43	$22.70	$12.40	n/a	n/a	$16.76	$8.10

[1]	Cash operating costs, net of by-product revenue, are reconciled to the Company’s financial statements in the cash cost table.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page36

The above costs are included in the Company’s condensed interim consolidated financial statements as follows:

Item	Source
G&A	Consolidated statements of comprehensive income
Share-based compensation	Consolidated statements of comprehensive income
Accretion	Included in Finance and other income within the consolidated statements of comprehensive income
Sustaining EE&D costs	A subset of the total exploration and evaluation, and development expenses within the consolidated statements of comprehensive income
Sustaining capitalized expenditures	Included within mineral properties, plant and equipment additions on the statement of financial position

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, any expenses incurred in respect of El Horcón, Santa Rosa, the GDLR Project and the CMC were considered non-sustaining.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page37

AISC per Ag eq oz

AISC per Ag eq oz starts with operating cash cost and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provision, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures. The Company believes that the disclosure of this measure provides a broader measure of the cost of all metal production at its operations, as measured by silver equivalent ounces, as the cost metric includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost per Ag eq oz.

The following table reconciles cash operating costs to AISC per Ag eq oz for the three months ended June 30, 2017 and 2016:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q2 2017	Q2 2016	Q2 2017	Q2 2016	Q2 2017	Q2 2016	Q2 2017	Q2 2016
Cash operating costs[1]	$8,371	$8,323	$3,010	$2,779	$—	$—	$11,381	$11,102
G&A costs	—	—	—	—	1,580	1,162	1,580	1,162
Share-based compensation	—	—	—	—	449	273	449	273
Accretion	12	3	10	5	—	—	22	8
Sustaining EE&D costs	1,480	777	483	20	110	132	2,073	929
Sustaining capital expenditures	414	732	317	145	—	—	731	877
	$10,277	$9,835	$3,820	$2,949	$2,139	$1,567	$16,236	$14,351
Impact of change in functional currency[2]	—	21	—	3	—	22	—	46
All-in sustaining costs	$10,277	$9,856	$3,820	$2,952	$2,139	$1,589	$16,236	$14,397
Silver equivalent ounces sold	710,795	927,800	281,263	220,667	n/a	n/a	992,058	1,148,467
AISC per Ag eq oz	$14.46	$10.62	$13.58	$13.38	n/a	n/a	$16.37	$12.54

[1]	Cash operating costs are reconciled to the Company’s financial statements in the cash cost per Ag eq oz table.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page38

The following table reconciles cash operating costs to AISC per Ag eq oz for the six months ended June 30, 2017 and 2016:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Cash operating costs[1]	$15,455	$14,378	$3,408	$5,603	$—	$—	$18,863	$19,981
G&A costs	—	—	—	—	2,973	2,432	2,973	2,432
Share-based compensation	—	—	—	—	742	490	742	490
Accretion	23	3	18	5	—	—	41	8
Sustaining EE&D costs	2,597	1,193	588	27	457	287	3,642	1,507
Sustaining capital expenditures	1,045	1,045	1,933	294	—	—	2,978	1,339
	$19,120	$16,619	$5,947	$5,929	$4,172	$3,209	$29,239	$25,757
Impact of change in functional currency[2]	—	(10)	—	(5)	—	(51)	—	(66)
All-in sustaining costs	$19,120	$16,609	$5,947	$5,924	$4,172	$3,158	$29,239	$25,691
Silver equivalent ounces sold	1,391,354	1,561,337	281,687	433,443	n/a	n/a	1,673,041	1,994,780
AISC per Ag eq oz	$13.74	$10.64	$21.11	$13.67	n/a	n/a	$17.48	$12.88

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. Other than changes in the Company’s ICFR associated with the acquisition of the CMC, there have been no changes that occurred during the three months ended June 30, 2017, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended June 30, 2017 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

[1]	Cash operating costs are reconciled to the Company’s financial statements in the cash cost per Ag eq oz table.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page39

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

•	The compilation and submission of technical information by CONAGUA, and CONAGUA’s review of such information is expected to continue to extend into 2018:
•	Expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC until at least 2020;
•	Expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course, with no suspension of the GMC operations;
•	Expectations that the Topia Phase II TSF permit will be obtained without interruption of operations at Topia;
•	The expectation that on any mitigation measures that may arise from the PROFEPA audit of Topia may extend beyond 2017;
•	Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed though a mitigation plan;
•	Expectations of the Company’s silver equivalent ounce production for 2017;
•	Expectations that AISC will reduce from the levels reported for the first and second quarter of 2017;
•	Guidance for cash cost and AISC for 2017;
•	Guidance for capital expenditures and EE&D expenses for 2017 and beyond for each of the Company’s operating mines and projects;
•	The Company’s plans for the CMC once the acquisition is completed, including further evaluations of the current mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling, underground drilling, environmental studies and initiation of a PFS;
•	Expectations that development in support of operations at the CMC could commence in 2018;
•	Expectations to complete a resource update for the CMC in the third quarter of 2017;
•	Expectations that cash flows from operations along with current net working capital will be sufficient to fund capital investment and development programs for 2017 and the foreseeable future;
•	Expectations regarding access to additional capital to fund additional expansion or development plans, or to undertake an acquisition;
•	Expectations in respect of permitting and development activities; and
•	The Company’s objective to acquire additional mines or projects in the Americas.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page40

These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected CAD, MXN and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; that the Company will be able to satisfy the remaining conditions to the grant of SEMARNAT approval for the use of the Phase II TSF at Topia; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; inability to maintain or obtain permits for operations; deterioration of general economic conditions, and other risks described herein or in the Company’s most recent Form 40-F/AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business - Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page41

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 42